Buenos Aires, October 20, 2017

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

Ref.: Relevant Event – Guarantee of Pampa Energía S.A. granted to a loan agreement entered between Greenwind S.A. and the IIC for Corti Wind Farm Project.

Dear Sirs,

I am writing to the National Securities Commission (“Comisión Nacional de Valores”) and Bolsas y Mercados Argentinos S.A. (“ByMA”) in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa”) in order to inform that Greenwind S.A. (“Greenwind”), an affiliate of Pampa, signed a loan agreement with the Inter-American Investment Corporation (“IIC”), member of the Inter-American Development Bank Group (“IDB Group”) and as participants Banco Santander S.A. and the Industrial and Commercial Bank of China Limited Dubai (DIFC) Branch, for the amount of US$104,000,000 (the “Loan Agreement”). Pampa granted a personal guarantee to the Loan Agreement.

The net proceeds from the Loan Agreement will be used to build, operate and maintain Corti Wind Farm Project located in Bahía Blanca, province of Buenos Aires, Argentina. This project is being developed within Renovar 1 public tender and its commissioning is expected for the first half of 2018.

Sincerely,

_________________________________

María Agustina Montes

Head of Market Relations